Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 16 DATED OCTOBER 26, 2012
TO THE PROSPECTUS DATED APRIL 24, 2012
This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2012, as supplemented by Supplement No. 15, dated October 16, 2012, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 16 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 16 is to disclose:

•	the status of our public offering;

•	our recent acquisition of Springmarc Apartments, a residential property located in San Marcos, Texas; and

•	a clarification to our board of directors’ determination of an estimated value per share.
Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of October 19, 2012, we had received and accepted investors’ subscriptions for and issued 18,577,805 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $184,913,549. As of October 19, 2012, we had raised approximately $190,606,835 in gross offering proceeds in both our private and public offerings. Effective September 10, 2012, we increased the offering price per share in our public offering from $10.00 to $10.24 and the offering price for shares issued pursuant to our distribution investment plan from $9.50 to $9.73.
As of October 19, 2012, approximately 131,648,948 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2013 or the date on which the maximum offering amount has been sold.
Our Recent Acquisition of Springmarc Apartments
On October 19, 2012, or the closing date, we acquired from a third-party seller a fee simple interest in a 240-unit multifamily residential community located in San Marcos, Texas known as Vantage at San Marcos through SIR SM Apartments, LLC, or SIR SM Apartments, a wholly-owned subsidiary of our operating partnership. With the acquisition of Vantage at San Marcos, we have invested over $345 million in 20 properties in nine states representing 4,342 units and approximately 4,300,000 square feet of residential space and 8,995 square feet of commercial space. Our first two properties were acquired in 2010, we added six properties in 2011, and have purchased twelve additional properties so far in 2012.
On the closing date, we initiated the process to re-name Vantage at San Marcos to Springmarc Apartments. Going forward, Vantage at San Marcos will be commonly referred to as Springmarc Apartments, or the Springmarc property.
SIR SM Apartments acquired the Springmarc property for an aggregate purchase price of $21,850,000, excluding closing costs. SIR SM Apartments financed the payment of the purchase price for the Springmarc property with proceeds from our ongoing public offering. We intend to obtain mortgage financing on the Springmarc property under normal and customary terms and conditions.
An acquisition fee of approximately $445,000 was earned by Steadfast Income Advisor, LLC, our advisor, in connection with the acquisition of the Springmarc property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Springmarc property as of the closing of the acquisition was 6.65%.

The Springmarc property is a 240-unit residential community constructed in 2008. The Springmarc property is comprised of twelve three-story residential buildings on a 14.2-acre site. The units at the Springmarc property consist of a mix of one, two, and three-bedroom units averaging 880 square feet per unit. Average in-place monthly rent at the Springmarc property was approximately $919 as of October 1, 2012. Unit amenities at the Springmarc property include laminate wood floors, well-equipped kitchens, balcony or patios with individual storage, washer and dryer hookups and ceiling fans. Property amenities at the Springmarc property include an internet cafe, executive business center with PC/Mac computers, 24-hour fitness center, resort-style swimming pool and premium carport parking. Occupancy at the Springmarc property was 91% as of October 1, 2012. We have engaged Steadfast Management Company, Inc., our affiliate, to serve as the property manager for the Springmarc property.

Our Board of Directors’ Determination of an Estimated Value Per Share
On July 12, 2012, our board of directors determined an estimated value per share of our common stock of $10.24 as of March 31, 2012. In determining an estimated value per share of our common stock, our board of directors relied upon information provided in a report, which we refer to as the “valuation report,” by our advisor and its experience with, and knowledge about, the real estate portfolio of 11 multifamily properties that we owned as of March 31, 2012. As a result of the determination of our estimated value per share as of March 31, 2012, effective September 10, 2012, we increased the offering price of our shares of common stock in our ongoing public offering from $10.00 per share to $10.24 per share. Additionally, effective September 10, 2012, shares of our common stock are issued to our stockholders pursuant to our distribution reinvestment plan at a price of $9.73 per share, or 95% of the new offering price.
Effective September 10, 2012, our board of directors increased the amount of distributions paid on each share of our common stock from $0.001917 per share per day to $0.001964 per share per day, which, if paid each day over a 365-day period, is equivalent to a 7.0% annualized distribution rate based on the new offering price of $10.24 per share.
We are providing the estimated value per share to assist broker-dealers and stockholders in their evaluation of us. The objective of our board of directors in determining the estimated value per share was to arrive at a value, based on the most recent data available, that it believed was reasonable based on methodologies that it deemed appropriate after consultation with our advisor. The estimated value per share is based on (x) the estimated value of our assets less the estimated value of our liabilities divided by (y) the number of outstanding shares of our common stock, all as of March 31, 2012. Investors are cautioned that the market for commercial real estate can fluctuate quickly and substantially and values of our assets and liabilities are expected to change in the future. As previously disclosed, we intend to determine an updated estimated value per share every six months, or more frequently in the sole discretion of our board of directors, beginning six months after the end of our offering stage. Although we do not intend to determine an updated estimated value per share until six months after the end of our offering stage, our board of directors may determine to update our estimated value per share prior to such time in its sole discretion.
Our board of directors engaged Duff & Phelps, LLC, or Duff & Phelps, to review the assumptions and methodologies applied by our advisor in accordance with a set of limited procedures. Duff & Phelps has extensive experience in conducting appraisals on multifamily properties and certain of its personnel, including those who reviewed the methodologies and assumptions applied by the advisor, have a Member of Appraisal Institute (MAI) designation. Duff & Phelps does not have any direct or indirect material interest in any transaction with us or in any currently proposed transaction to which we, our advisor or our directors or officers are a party. We believe there are no material conflicts of interest between Duff & Phelps and us, our advisor and our directors or officers.
After considering all information provided in light of our board of directors’ extensive knowledge of our assets, our board of directors determined that our estimated value per share was $10.24 as of March 31, 2012.

Methodology
The following is a summary of the valuation methodologies used for our assets and liabilities:
Real Estate Investments. Our board of directors determined that the market value of the fee interests in our portfolio of 11 multifamily properties as of March 31, 2012 was $156.8 million. The acquisition cost basis for the same properties was approximately $135.5 million.
The original purchase price of each of these properties was at fair value on the date of purchase as determined in accordance with generally accepted accounting principles in the United States, or GAAP. We believe our advisor conducted adequate due diligence to determine that the purchase price represents a value based on a price that would be received to purchase an asset in an orderly transaction between market participants. Moreover, each property was acquired from an unaffiliated third party and therefore the purchase price for each property reflects arm’s length negotiations between unaffiliated parties.
In determining the value of our property portfolio, our board of directors considered the value of the 11 properties we owned at March 31, 2012, based upon future streams of cash flows expected by each property, discounted at an appropriate rate to convert the streams of cash flows into a present value, the discounted cash flow analysis, as determined by our advisor in the valuation report. In preparing the valuation report, our advisor also reviewed certain information, including, without limitation, recent appraisals of each of our real estate investments as prepared by independent third-party appraisers, comparable sales transactions, rent rolls, the costs of operating the properties and assumptions related to capital expenditures and market rental rates for the properties.
Of the 11 properties we owned at March 31, 2012, all of these properties were determined to have estimated fair values at March 31, 2012 that were higher than the purchase price for such properties due to a combination of increases in property occupancy rates, reduction in operating expenses and concessions, implementation of higher rental rates and/or the impact of capital markets changes resulting in lower capitalization and discount rates from those in effect at the time of acquisition.
The following is a summary of key performance factors that contributed to the increase in property values at March 31, 2012 since acquisition:
Lincoln Tower. Lincoln Tower was acquired in August 2010 with an occupancy rate of 89% upon acquisition. From acquisition to March 31, 2012, the property realized an increase in occupancy to approximately 96%. Additionally, during the same period, rental income increased by 4% due to pricing increases and a reduction in operating expenses through the elimination of redundant staffing. Overall, net operating income increased by approximately 38% from the combination of the above initiatives, which contributed to an increase in the estimated fair value of the property since acquisition.
Park Place Apartments. Park Place Apartments was acquired in December 2010 and was acquired in a “short-sale.” The property immediately realized gains through significant increases in net operating income by achieving a reduction in property tax assessments shortly after acquisition. Increases in rental income were also realized by $20 per unit, per month, through unit renovations performed after acquisition. The estimated fair value of the property has also benefited from compression in capitalization rates in the Des Moines, Iowa market.
Cooper Creek Village. Cooper Creek Village was acquired in August 2011 and the property realized an increase in occupancy from 83% to approximately 98% from the date of acquisition to March 31, 2012, resulting in a significant increase in rental revenue. Operating expenses remained relatively steady during the same period, which contributed to higher net operating income relative to that initially projected. The estimated fair value of the property has also benefited from compression in capitalization rates in the Louisville, Kentucky market.
Renaissance at St. Andrews. Renaissance at St. Andrews was a “real-estate owned” property acquired from a bank in February 2012 and the property realized an increase in occupancy from 70% to approximately 92% from the date of acquisition to March 31, 2012, resulting in a significant increase in rental revenue. The property also realized higher net rental income by eliminating low rental mix tenants and implementing a pricing increase on units. The estimated fair value of the property has also benefited from compression in capitalization rates in the Louisville, Kentucky market.

Truman Farm Villas. Truman Farm Villas was acquired in November 2011 and the property realized an increase in operating efficiencies by approximately 5% from the date of acquisition to March 31, 2012. This has resulted in an increase in net operating income since acquisition. The estimated fair value of the property has also benefited from compression in capitalization rates in the Grandview, Missouri market.
Notes Payable. The valuation report prepared by our advisor contained an estimated valuation of our notes payable. The estimated value of our notes payable was equal to fair value as of March 31, 2012 as determined by GAAP. Our estimated cash flows were based on the remaining loan terms and on our advisor’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio and the collateral securing the loan. Our board of directors determined that the value of the notes payable at March 31, 2012 was $93.9 million. The outstanding balance of our notes payable at March 31, 2012 was $92.9 million.
Other Assets and Liabilities. The valuation report prepared by our advisor contained our other assets and liabilities, consisting primarily of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities and other liabilities. These other assets and liabilities were considered by our board of directors to be equal to fair value due to their short maturities.
Net Asset Value. The estimated value per share was based upon 7,100,911 shares of our common stock outstanding as of March 31, 2012. Although the estimated value per share has been developed as a measure of value as of March 31, 2012, a single point in time, the estimated value per share does not reflect a liquidity discount for the fact that the shares are not currently traded on a national securities exchange or the limited nature in which a stockholder may redeem shares under the share repurchase program (as may be amended from time to time), a discount for the non-assumability or prepayment obligations associated with certain of our debt, or a discount for our corporate level overhead.

The following table presents how the estimated value per share was determined as of March 31, 2012 (dollars in thousands, except per share amount):

Real estate investments	$156,820
Cash and restricted cash	11,100
Other assets	4,717
$172,637

Other liabilities	$6,007
Notes payable	93,892
$99,899

Estimated value	$72,738

Common stock outstanding	7,101
Estimated value per share	$10.24

Allocation of Estimated Value
As of March 31, 2012, our estimated net asset value per share was calculated as follows:

Real estate investments(1)	$22.08
Notes payable	(13.22)
Other assets and liabilities	1.38
Estimated value per share	$10.24

(1)	The following are the key assumptions (shown on a weighted average basis) that were used in the discounted cash flow models to estimate the value of our real estate investments:

Exit capitalization rate	0.0686
Discount rate	0.0915
Annual market rent growth rate(a)	0.031
Annual market expense growth rate(b)	0.03
Holding period	10 years

(a)	Rate reflects estimated compounded annual growth rate, or CAGR, for market rents over the second and third year of the discounted cash flow analysis.
(b)	Rate reflects estimated CAGR for market operating expenses over the duration of the discounted cash flow analysis.

While we believe that our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, an increase in the average discount rate of 25 basis points would yield a decrease in the value of our real estate investments of 1.74%, while a decrease in the average discount rate of 25 basis points would yield an increase in the value of our real estate investments of 1.79%. Likewise, an increase in the average exit capitalization rate of 25 basis points would yield a decrease in the value of our real estate investments of 3.58%, while a decrease in the average exit capitalization rate of 25 basis points would yield an increase in the value of our real estate investments of 3.85%.
Limitations of the Estimated Value per Share
Financial Industry Regulatory Authority, Inc., or FINRA, rules provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, the methodologies used to determine the estimated value per share were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Our assets have been valued based upon appraisal standards and the value of our assets using these methodologies are not required to be a reflection of market value under those standards and will not result in a reflection of fair value under GAAP. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive a different estimated value per share, which could be significantly different from the estimated value per share determined by our board of directors. The estimated value per share determined by our board of directors does not represent the fair value of our assets less liabilities in accordance with GAAP, and such estimated net asset value per share is not a representation, warranty or guarantee that:

•	a stockholder would be able to realize the estimated value per share if such stockholder attempts to sell his or her shares;

•	a stockholder would ultimately realize distributions per share equal to the estimated value per share upon liquidation of our assets and settlement of our liabilities or a sale of the company;

•	shares of our common stock would trade at the estimated value per share on a national securities exchange;

•	a third party would offer the estimated value per share in an arms-length transaction to purchase all or substantially all of the shares of our common stock; or

•
the methodologies used to determine the estimated value per share would be acceptable to FINRA, under the Employee Retirement Income Security Act, the Securities and Exchange Commission or any state securities regulatory entity with respect to their respective requirements.

 Further, the estimated value per share was calculated as of a moment in time and the value of our shares will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets (including acquisitions and dispositions of real estate investments since March 31, 2012), developments related to individual assets and changes in the real estate and capital markets.
Reconciliation of Estimated Value per Share to Net Assets and Net Asset Value per Share
Pursuant to the requirements of the Pennsylvania Securities Commission, the following provides a reconciliation of the estimated value per share to net assets and net asset value per share as of March 31, 2012.

Estimated Value per Share Reconciliation to Net Assets and Net Asset Value per Share*

Stockholders’ Equity as of March 31, 2012	$46,689,446

Add: Accumulated Depreciation and Amortization as of March 31, 2012	5,049,529
Redeemable common stock	692,439
$5,741,968

Net Assets as of March 31, 2012	$52,431,414

Adjustments to Net Assets to Calculate Estimated Net Asset Value per Share

Net Assets as of March 31, 2012	$52,431,414

Add: Increase in Fair Value of Real Estate as of March 31, 2012	21,309,826
Less: Increase in Fair Value of Notes Payable as of March 31, 2012	(1,003,283)
$20,306,543

Estimated Value as of March 31, 2012	$72,737,957

Shares of Common Stock Outstanding as of March 31, 2012	7,100,911

Net Asset Value per Share as of March 31, 2012	$7.38

Estimated Value per Share as of March 31, 2012	$10.24

*
For purposes of the table above, “Net Assets” means total assets (other than intangibles) at cost before deducing depreciation or other non-cash reserves less total liabilities, calculated at least quarterly on the basis of GAAP; “Net Asset Value per Share” means Net Assets divided by the number of shares outstanding on the date of measurement.